SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal year ended June 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 34-24802

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

EDELBROCK CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Edelbrock Corporation
2700 California Street
Torrance, California 90503

REQUIRED INFORMATION

Financial Statements

     The Edelbrock Corporation 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

1.	Statements of Net Assets Available For Plan Benefits as of June 30, 2002 and 2001

2.	Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2002

3.	Notes to Financial Statements

4.	Supplemental Schedule

Exhibits

23	Consent of Ahlstrom & Baker

EDELBROCK CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedule

June 30, 2002

With Independent Auditor’s Report

EDELBROCK CORPORATION
401(k) PLAN

Page(s)

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2002	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of June 30, 2002

Other schedules required by the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Independent Auditor’s Report

To the Trustees of Edelbrock Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Edelbrock Corporation 401(k) Plan as of June 30, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edelbrock Corporation 401(k) Plan as of June 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AHLSTROM & BAKER

September 19, 2002

EDELBROCK CORPORATION
401(k) PLAN

Statements of Net Assets Available for Benefits

June 30, 2002 and 2001

	2002	2001

Investments, at fair value (participant-directed):
Edelbrock Corporation common stock fund	$8,192,884	$7,951,119
Mutual funds	8,460,755	8,610,530
Common/collective trust fund	721,869	43,495
Participant loans receivable	882,914	793,113

Total investments	18,258,422	17,398,257

Receivables:
Employer’s contributions	525,550	563,355
Participants’ contributions	13,276	27,424
Due from Edelbrock Corporation Foundry 401(k) Plan	—	1,320

Total receivables	538,826	592,099

Cash	—	62,868

Net assets available for benefits	$18,797,248	$18,053,224

The accompanying notes are an integral part of these financial statements.

EDELBROCK CORPORATION
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended June 30, 2002

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$889,640
Interest	98,196

Total investment income	987,836

Contributions:
Employer	525,550
Participants’ deferrals	671,177

Total contributions	1,196,727

Total additions	2,184,563

Deductions from net assets attributed to:
Benefits paid to participants	1,440,539

Total deductions	1,440,539

Net increase	744,024
Net assets available for benefits:
Beginning of year	18,053,224

End of year	$18,797,248

The accompanying notes are an integral part of these financial statements.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2002

1. Description of Plan

The following description of Edelbrock Corporation (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees who have one year of service and are age eighteen or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Each year the Company may make a matching contribution related to the participant’s 401(k) deferral, as determined by the Company’s Board of Directors. During the fiscal year ended June 30, 2002, the Company matched participant contributions at 50 percent up to the first 4 percent of the participant’s deferred contributions. In addition, the Company, at its discretion, may make additional contributions to the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company matching contribution as well as an allocation of the additional discretionary contribution, Plan earnings and expenses (if any), and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution plus actual earnings thereon is based on years of service. Participants begin vesting after three years of credited service and become 100 percent vested after seven years of credited service. Participant accounts are deemed 100 percent vested upon death, disability or attaining age 65.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2002

1. Description of Plan (continued)

Investment Options

Participants direct the investment of their accounts into the following investment options offered by the Plan:

John Hancock Stable Value Trust (common/collective trust fund)
John Hancock Strategic Income Fund A (mutual fund)
John Hancock Balanced Fund A (mutual fund)
John Hancock Large Cap Value Fund A (mutual fund)
John Hancock Global Fund A (mutual fund)
John Hancock Core Equity Fund A (mutual fund)
John Hancock Small Cap Value Fund A (mutual fund)
Gabelli Growth Fund (mutual fund)
Janus Worldwide Fund (mutual fund)
Janus Growth and Income Fund (mutual fund)
Edelbrock Stock Fund (unitized company stock fund)

Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans fund. Loan terms are up to 5 years, except in the case of a purchase of a primary residence, which may have a maximum term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.75 percent to 10.50 percent. Principal and interest are normally paid ratably through payroll deductions.

Payment of Benefits

Upon retirement, disability, death or termination of employment, a participant receives a lump-sum distribution in an amount equivalent to their vested account balance. The Plan allows in-service withdrawals under certain conditions.

Forfeited Accounts

At June 30, 2002, forfeited nonvested accounts totaled $38,494. These accounts will be reallocated to eligible participants subsequent to year-end. During the fiscal year ended June 30, 2002, forfeitures totaling $39,946 were reallocated to eligible participants.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2002

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan. The investment in Edelbrock Corporation common stock fund is stated at a unitized value which is based on the quoted market price of Edelbrock shares. Participant loans receivable are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid. In addition, corrective distributions made to certain active participants to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan are recorded when paid.

Expenses

Administrative expenses of the Plan, which totaled approximately $88,000, were paid by the Company at its option.

EDELBROCK CORPORATION
401(k) PLAN

Notes to Financial Statements

June 30, 2002

3. Income Tax Status

The Plan obtained its latest determination letter on June 8, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4. Investments

The following is a summary of Plan investments as of June 30, 2002 and 2001 that represent 5 percent or more of the Plan’s net assets.

	2002	2001

John Hancock Strategic Income Fund A, 931,608 and 982,331 shares, respectively	$5,962,294	$6,473,565
John Hancock Core Growth Fund A, 79,712 shares	—	1,110,393
Edelbrock Corporation common stock fund, 673,728 and 716,317 shares, respectively	8,192,884	7,951,119

During the fiscal year ended June 30, 2002, the Plan’s investments had the following investment income:

Investment income:
Net appreciation (depreciation):
Mutual funds	$(428,182)
Edelbrock Corporation common stock fund	1,317,822

		889,640
Interest:
Common/collective trust fund	21,920
Participant loans	76,276

		98,196

		$987,836

SUPPLEMENTAL SCHEDULE

EDELBROCK CORPORATION
401(k) PLAN
(EIN 33-0627520 Plan 003)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i — Form 5500)

June 30, 2002

	(b) Identity of issuer					(e) Current
(a)	or borrower	(c) Description of investment	Shares	(d) Cost		value

				(A	)
		Shares of registered investment company:
	John Hancock	Strategic Income Fund A	931,608.371			$5,962,294
		Balanced Fund A	25,977.121			268,863
		Large Cap Equity Fund A	37,652.131			523,741
		Global Fund A	19,150.638			144,970
		Core Equity Fund A	31,638.320			747,613
		Small Cap Equity Fund A	9,307.675			132,262
	Gabelli	Growth Fund	12,290.156			260,920
	Janus	Worldwide Fund	4,429.641			112,867
		Growth and Income Fund	22,706.895			307,225
	John Hancock	Stable Value Trust A, a common/collective trust fund	721,868.750			721,869
*	Edelbrock Corp.	Common Stock Fund	673,728.392			8,192,884
*	Participant loans	Notes with interest rates of 5.75% to 10.5%, due within 15 years	—			882,914

						$18,258,422

(A)	Historical cost information is not required for participant-directed investments.

*	A party-in-interest as defined by ERISA.

The accompanying notes are an integral part of these financial statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDELBROCK CORPORATION 401(k) PLAN

Date: September 27, 2002	By:	/s/ Christina Edelbrock

Christina Edelbrock Trustee
	By:	/s/ Wayne Murray

Wayne Murray Trustee
	By:	/s/ Timothy Pettit

Timothy Pettit Trustee